UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76563 / December 7, 2015

Admin. Proc. File No. 3-16771

In the Matter of

CHINA BIO-IMMUNITY CORP.,
CHINA CULTURE RESORTS HOLDINGS, INC.,
PAR 3 SERVICES, INC., and
PARKS ONE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Bio-Immunity Corp., China Culture Resorts Holdings, Inc., Par 3 Services, Inc., or Parks One, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to China Bio-Immunity Corp., China Culture Resorts Holdings, Inc., Par 3 Services, Inc., and Parks One, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the

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[1] 17 C.F.R. § 201.360(d).

[2] *China Bio-Immunity Corp., China Culture Resorts Holdings, Inc., Par 3 Servs., Inc., and Parks One, Inc.,* Initial Decision Release No. 896 (Oct. 6, 2015), 112 SEC Docket 11, 2015 WL 5834038. The Central Index Key numbers are: 1345479 for China Bio-Immunity Corp.; 1372902 for China Culture Resorts Holdings, Inc.; 1105310 for Par 3 Services, Inc.; 1419836 for Parks One, Inc.

Securities Exchange Act of 1934, the registrations of each class of registered securities of China Bio-Immunity Corp., China Culture Resorts Holdings, Inc., Par 3 Services, Inc., and Parks One, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 896
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16771

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA BIO-IMMUNITY CORP., CHINA CULTURE RESORTS HOLDINGS, INC., PAR 3 SERVICES, INC., and PARKS ONE, INC.	INITIAL DECISION ON DEFAULT October 6, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission instituted this proceeding on August 27, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. All Respondents were served with the OIP and their Answers were due by September 14. *China Bio-Immunity Corp.*, Admin. Proc. Rulings Release No. 3116, 2015 SEC LEXIS 3727 (Sept. 11, 2015). In my September 15 Order, I notified the parties that a telephonic prehearing conference would be held on September 24. *China Bio-Immunity Corp.*, Admin. Proc. Rulings Release No. 3131, 2015 SEC LEXIS 3780.

At the September 24 prehearing conference, counsel for the Division of Enforcement appeared, but Respondents did not. *China Bio-Immunity Corp.*, Admin. Proc. Rulings Release No. 3165, 2015 SEC LEXIS 3929 (Sept. 25, 2015). On September 25, I ordered Respondents to show cause by October 5 why the registrations of their securities should not be revoked by default due to their failure to file Answers, appear at the scheduled prehearing conference of which they were notified, or otherwise defend this proceeding. *Id.* I warned that any Respondent that failed to respond to the Order to Show Cause would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.*

To date, Respondents have not filed Answers, responded to the Order to Show Cause, or otherwise defended the proceeding. Accordingly, Respondents are in default, and I deem as true the OIP's allegations. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

China Bio-Immunity, CIK No. 1345479, is a dissolved Nevada corporation located in Dalian, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008.

China Culture Resorts Holdings, CIK No. 1372902, is a void Delaware corporation located in Dalian, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010, which reported a net loss of over $5 million from the company's July 20, 2006, inception to December 31, 2010.

Par 3 Services, CIK No. 1105310, is a revoked Nevada corporation located in Louisville, Kentucky, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2003, which reported a net loss of over $4,206 from the company's October 20, 1999, inception to December 31, 2003.

Parks One, CIK No. 1419836, is a revoked Nevada corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2011, which reported a net loss of $55,417 from the company's October 11, 2007, inception to December 31, 2011.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Specifically, China Bio-Immunity has not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008; China Culture Resorts Holdings has not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010; Par 3 Services has not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2003; and Parks One has not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2011.

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents China Bio-Immunity Corp., China Culture Resorts Holdings, Inc., Par 3 Services, Inc., and Parks One, Inc., are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge